# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BRC Group Holdings Inc, CIK 0001464790
CUSIP: 05580M108
Title of class of securities: Ordinary Shares, nominal value $0.01 per share
Address of issuer's principal executive offices: 11100 Santa Monica Blvd Suite 800, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 10/29/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001251859

## Reporting persons
- DANIEL ASHER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,965,376; sole dispositive power 0; shared dispositive power 1,965,376; aggregate amount beneficially owned 1,965,376 (4.89% of the class)
- Equitec Proprietary Markets, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,965,376; sole dispositive power 0; shared dispositive power 1,965,376; aggregate amount beneficially owned 1,965,376 (4.89% of the class)

## Item 1. Issuer
Name of issuer: BRC Group Holdings Inc
Address of issuer's principal executive offices: 11100 Santa Monica Blvd Suite 800 Los Angeles CA 90025

## Item 2. Person Filing
Name of person filing: Daniel Asher, Equitec Proprietary Markets, LLC-Dan Asher is a 50% beneficial owner
Address of principal business office or, if none, residence: 1011 Lake Street Suite 311 Oak Park, IL 60301
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page for each reporting person.
Percent of class: See Row 11 of cover page for each reporting person
Sole power to vote or to direct the vote: See Row 5 of cover page for each reporting Person.
Shared power to vote or to direct the vote: See Row 6 of cover page for each reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for each reporting Person.
Shared power to dispose or to direct the disposition:
See Row 8 of cover page for each reporting Person.

Equitec Proprietary Markets, LLC is an Illinois limited liability company.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement of the Reporting Persons.

## Signatures
- DANIEL ASHER: /s/ Daniel Asher, Daniel Asher (11/03/2026)
- Equitec Proprietary Markets, LLC: /s/ Daniel Asher, Daniel Asher (11/03/2026)